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                                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
--------------                                                Washington, D.C. 20549
FORM 3
--------------                         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*  2.  Date of Event Requiring      4. Issuer Name and Ticker or Trading Symbol
                                               Statement (Month/Day/Year)

    TIME WARNER INC.                               JULY 12, 1999                CDNOW, INC. (CDNW)
    75 ROCKEFELLER PLAZA
    NEW YORK, NEW YORK  10019
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                                           3.  IRS Identification Number    5.  Relationship of Reporting      6. If Amendment,
                                                of Reporting Person, if an       Person to Issuer                  Date of Original
                                                entity (voluntary)               (Check all applicable)            (Month/Day/Year)

                                                  13-3527249                 _____ Director

                                                                               X   10% Owner
                                                                             _____

                                                                             _____ Officer(give title below)

                                                                             _____ Other(specify below)

                                                                             --------------------------------

                                                                                                                   7. Individual or
                                                                                                                      Joint/Group
                                                                                                                      Filing
                                                                                                                     (Check
                                                                                                                      Applicable
                                                                                                                      Line)
                                                                                                                   Form filed by One
                                                                                                               --- Reporting Person
                                                                                                                X  Form filed by
                                                                                                               --- More than One
                                                                                                                   Reporting Person
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                                                         TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security                       2. Amount of Securities          3. Ownership Form: Direct (D)      4. Nature of Indirect
   (Instr. 4)                                 Beneficially Owned               or Indirect (I) (Instr. 5)         Beneficial
                                             (Instr. 4)                                                           Ownership
                                                                                                                  (Instr. 5)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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FORM 3 (CONTINUED)                    TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G.,
                                        PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of    2. Date Exercisable   3. Title and Amount of Securities   4. Conversion or      5. Ownership Form     6. Nature of
   Derivative     and Expiration        Underlying Derivative Security      Exercise Price of     of Derivative         Indirect
   Security       Date                  (Instr. 4)                          Derivative            Security:  Direct     Beneficial
   (Instr. 4)     (Month/Day/Year)                                          Security              (D) or Indirect (I)   Ownership)
                -----------------------------------------------------------                       (Instr. 5)           (Instr. 5)
                Date Exercisable    Expiration Date   Title     Amount or
                                                                Number
                                                                of Shares
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OPTION TO        SEE NOTE ON    SEE NOTE ON       COMMON STOCK, 2,265,860.5  $17.9689           SEE NOTE ON          SEE NOTE ON
PURCHASE         ATTACHED PAGE. ATTACHED PAGE.    WITHOUT                                       ATTACHED PAGE.       ATTACHED PAGE.
                                                  PAR VALUE
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
Name and Address of Reporting Person:

   Time Warner Inc.
   75 Rockefeller Plaza
   New York, New York  10019

Additional Reporting Persons:

   Sony Corporation of America
   550 Madison Avenue
   New York, New York  10022
   Relationship to Issuer: 10% Owner
   IRS Identification Number: 13-1914734

   Sony Corporation
   6-7-35 Kitashinagawa
   Shinagawa-ku, Tokyo 141-0001 Japan
   Relationship to Issuer: 10% Owner

Date of Event Requiring Statement

   July 12, 1999

Issuer Name and Ticker or Trading Symbol:

   CDnow, Inc. (CDNW)

**Intentional misstatements or omissions of facts constitute                /s/ Spencer B. Hays                 7/22/99
  Federal Criminal Violations.                                              ------------------------------      --------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                 **Signature of Reporting Person     Date
                                                                             Time Warner Inc.
                                                                            Name:  Spencer B. Hays
Note:   File three copies of this Form,                                     Title: Vice President and Deputy General Counsel
        one of which must be manually signed.
        If space is insufficient,                                           /s/ Marinus N. Henny                7/22/99
        See Instruction 6 for procedure.                                    ------------------------------      --------
                                                                            **Signature of Reporting Person      Date
Potential persons who are to respond to the collection of information       Sony Corporation of America
contained in this form are not required to respond unless the form          Name:    Marinus N. Henny
displays a currently valid OMB Number.                                      Title:   Executive Vice President and
                                                                                     Chief Financial Officer


                                                                            /s/ Teruhisa Tokunaka                7/22/99
                                                                            ------------------------------      --------
                                                                             **Signature of Reporting Person     Date
                                                                             Sony Corporation
                                                                             Name:    Teruhisa Tokunaka
                                                                             Title:   Senior Managing Director and
                                                                                      Chief Financial Officer
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                                                               SCHEDULE I
                                                            Notes to Form 3

Name and Address of Reporting Person:

         Time Warner Inc.
         75 Rockefeller Plaza
         New York, New York  10019

Additional Reporting Persons:

         Sony Corporation of America
         550 Madison Avenue
         New York, New York  10022
         Relationship to Issuer: 10% Owner

         Sony Corporation
         6-7-35 Kitashinagawa
         Shinagawa-ku, Tokyo 141-0001 Japan
         Relationship to Issuer: 10% Owner

Date of Event Requiring Statement

         July 12, 1999

Issuer Name and Ticker or Trading Symbol:

         CDnow, Inc. (CDNW)

                            EXPLANATION OF RESPONSES

         On July 12, 1999, Time Warner Inc., a Delaware corporation ("Time Warner"), and Sony Corporation of America, a New York corporation ("SCA") and the United States headquarters of, and a wholly owned subsidiary of, Sony Corporation, a Japanese corporation ("Sony"), together with certain other parties, entered into an Agreement of Merger and Contribution (the "Merger Agreement") with CDnow, Inc., a Pennsylvania corporation ("CDnow"). The new public company resulting from the merger and the other transactions contemplated by the Merger Agreement will be owned 37.0% each by certain affiliates of Time Warner and certain affiliates of SCA. CDnow's existing shareholders will own the remaining 26.0% of the new holding company.

         In connection with the Merger Agreement, Time Warner, SCA and CDnow entered into a Stock Option Agreement (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, CDnow granted to Time Warner and SCA (to be shared equally by them) an irrevocable option (the "Option") to purchase up to 4,531,721.0 shares of common stock, without par value ("CDnow Common Stock"), of CDnow (subject to adjustment), representing approximately 15.0% of the shares of CDnow Common Stock outstanding on July 9, 1999, at a cash purchase price per share equal to $17.9689. Upon exercise of the Option, each of Time Warner and SCA may purchase up to 2,265,860.5 shares of CDnow Common Stock, which would represent 7.0% of the shares of CDnow Common Stock outstanding (based on the number of shares of CDnow Common Stock outstanding on July 9, 1999 and giving effect to the issuance of the shares of CDnow Common Stock that may be purchased by such party upon exercise of the Option). The Option may be exercised jointly by Time Warner and SCA at any time after the occurrence of any event as a result of which Time Warner and SCA become entitled to receive a termination fee under the Merger Agreement. The Option will terminate upon the earliest of (i) the effective time of the merger, (ii) 90 days after the termination fee is paid and
(iii) the termination of the Merger Agreement (unless Time Warner and SCA have the right to receive the termination fee upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 90 days after the termination fee is paid and (y) the expiration of the period in which Time Warner and SCA have the right to receive the termination fee).


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